Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 13, 2007 (which reports express unqualified opinions and contain an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (FASB) Statements No. 123(R) and No. 158), accompanying the consolidated financial statements and schedule and management’s assessment of the effectiveness of internal control over financial reporting included in the Annual Report of Polymer Group, Inc., as amended, for the fiscal year ended December 30, 2006, which is incorporated by reference in the Registration Statement and Prospectus.  We consent to the incorporation by reference of the aforementioned reports in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Columbia, South Carolina
September 24, 2007